EXHIBIT 99.1

For Immediate Release	Date: February 12, 2024
24-7-TR

Teck’s Red Dog Operations Achieves Zinc Mark Verification

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced its Red Dog Operations, the largest critical mineral mine in the United States, has been awarded the Zinc Mark in recognition of environmentally and socially responsible production practices.

“Zinc plays an important role in enabling a low-carbon future and our people are focused every day on responsibly producing this critical mineral that the world needs,” said Jonathan Price, President and CEO, Teck. “With Red Dog being awarded the Zinc Mark, all of Teck’s managed base metals operations are now verified and recognized for strong environmental and social performance, illustrating our focus on responsible production for the benefit of our customers, and for the environment and people where we operate.”

Michèle Brülhart, Executive Director of the Copper Mark, said “Teck’s Red Dog Operation is the first mining site to receive the stand-alone Zinc Mark. We are excited to see the standard applied to other metals operations, and congratulate Teck on the initiative and Red Dog on its achievement.”

The Copper Mark multi-metals approach includes the Zinc Mark as well as Molybdenum Mark and Nickel Mark. Producers of these metals are able to use the Copper Mark assurance framework to achieve their respective “Mark”. The Copper Mark assurance framework aims to promote responsible production practices along the value chains of the covered minerals.

To be verified for Copper Mark, operations are assessed and independently verified against 32 responsible production criteria including greenhouse gas emissions, community health and safety, respect for Indigenous rights and business integrity. More information about the Copper Mark verification can be found here.

Teck is one of the world’s largest producers of mined zinc. Red Dog Operations is one of the world's largest zinc mines and the largest critical mineral mine in the USA while Teck’s Trail Operations is one of the world’s largest fully integrated zinc and lead smelting and refining facilities. Teck’s Trail Operations has an extremely low carbon intensity for its product as outlined in this report.

In 2023, Teck’s Trail Operations was the first smelting and refining facility globally to achieve the Zinc Mark verification and Teck’s newly expanded Quebrada Blanca Operations (QB) and Carmen de Andacollo Operations (CdA) were awarded the Copper Mark. In 2022, Teck’s Highland Valley Copper Operations was the first mine in Canada to achieve Copper Mark verification.

Teck’s commitment to responsible production is underpinned by a comprehensive sustainability strategy, which guides our focus on operating sustainably, ensuring the health and safety of our people, and building strong relationships with communities. Learn more about Teck’s sustainability strategy here.

Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “will”, “estimate”, “expect”, “ambition” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release. These forward-looking statements include, but are not limited to, statements relating to our sustainability strategy.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this press release are based on assumptions regarding commodity prices, general economic conditions and the performance of our business, our ability to maintain Copper Mark and Zinc Mark verification status at our operations, achievement of our sustainability goals in line with expectations, and the longer-term impacts of those goals on our business, among other matters. The foregoing list of assumptions is not exhaustive. Factors that may cause actual results to vary include, but are not limited to, changes in commodity prices or general economic conditions, the performance of our operations, adequate technology not being available on acceptable terms, and changes in laws and governmental regulations or enforcement thereof that impact our operations or strategy. We assume no obligation to update forward-looking statements except as required under securities laws.

Further information concerning risks and uncertainties associated with these forward-looking statements can be found in our annual information form for the year ended December 31, 2022, filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings under our profile.

About The Copper Mark

The Copper Mark is the leading assurance framework to promote responsible practices across the copper, molybdenum, nickel and zinc value chains. Our vision is a sustainable society, enabled by the responsible production, sourcing, and recycling of metals. To achieve our vision, we apply robust governance, credible standards and assurance, stakeholder engagement, and leadership strategies.

https://coppermark.org/

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

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